UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program Years Ended December 31, 2010 and 2009 With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To: The North America Regional Benefits Committee and State Street Salary Savings Program Participants

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 20, 2011

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$211,442,932	$210,876,977
Yield Enhanced Short Term Investment Fund	1,112,206	1,344,453
State Street Bank and Trust Company Common and Collective Trust Funds:
Daily EAFE Index Securities Lending Fund	70,583,461	94,340,191
Daily EAFE Index Non-Lending Fund	102,533,191	62,328,517
Russell 1000 Value Index Securities Lending Series Fund	54,345,214	67,963,562
Russell 1000 Value Index Non-Lending Fund	81,178,461	45,488,869
S&P 500 Flagship Securities Lending Series Fund	70,742,846	88,815,462
S&P 500 Flagship Non-Lending Series Fund	108,814,923	59,972,787
S&P Midcap Index Non-Lending Series Fund	169,137,430	125,361,872
Russell 2000 Index Securities Lending Series Fund	53,532,253	60,572,990
Russell 2000 Index Non-Lending Series Fund	87,126,611	40,671,984
Russell 1000 Growth Index Securities Lending Series Fund	49,000,121	60,757,845
Russell 1000 Growth Index Non-Lending Series Fund	74,977,469	41,347,423
Principal Preservation Fund - Contracts	—	29,060,943
Principal Preservation Fund - Cash in Vanguard Prime Money Market Fund	81,079,653	68,403,585
Passive Bond Market Index Securities Lending Series Fund	25,071,263	33,712,652
Passive Bond Market Index Non-Lending Series Fund	44,299,799	22,597,508
SSgA Target Retirement 2025 Securities Lending Series Fund	19,452,529	24,273,106
SSgA Target Retirement 2025 Non-Lending Series Fund	35,151,496	16,483,599
SSgA Target Retirement 2030 Securities Lending Series Fund	21,005,198	26,117,966
SSgA Target Retirement 2030 Non-Lending Series Fund	39,095,850	18,134,778
SSgA Target Retirement 2035 Securities Lending Series Fund	20,604,879	25,561,490
SSgA Target Retirement 2035 Non-Lending Series Fund	37,105,945	17,732,631
SSgA Target Retirement 2020 Securities Lending Series Fund	15,001,620	18,831,893
SSgA Target Retirement 2020 Non-Lending Series Fund	24,881,827	12,787,510
SSgA Target Retirement 2040 Securities Lending Series Fund	16,584,590	20,563,905
SSgA Target Retirement 2040 Non-Lending Series Fund	31,358,616	14,212,007
SSgA Target Retirement 2015 Securities Lending Series Fund	8,166,682	10,328,353
SSgA Target Retirement 2015 Non-Lending Series Fund	14,770,673	6,997,474
SSgA Target Retirement 2010 Securities Lending Series Fund	5,314,330	6,802,945
SSgA Target Retirement 2010 Non-Lending Series Fund	9,259,666	4,579,597
SSgA Target Retirement 2045 Securities Lending Series Fund	13,458,597	16,701,066
SSgA Target Retirement 2045 Non-Lending Series Fund	25,457,548	11,330,226
SSgA Target Retirement Income Securities Lending Series Fund	4,179,408	5,489,247
SSgA Target Retirement Income Non-Lending Series Fund	6,044,967	3,725,285
SSgA Target Retirement 2050 Securities Lending Series Fund	6,457,209	8,018,036
SSgA Target Retirement 2050 Non-Lending Series Fund	14,840,128	5,574,543
World Government Bond Ex-U.S. Index Securities Lending Fund	3,683,019	5,054,334
World Government Bond Ex-U.S. Index Non-Lending Fund	7,589,515	3,300,819
Daily Emerging Markets Index Non-Lending Series Fund	43,586,946	25,172,597
Self - Managed Brokerage Accounts	32,530,170	28,613,381
Vanguard Prime Money Market Fund	124,343,994	112,086,628

Total investments	1,864,903,235	1,562,091,036

State Street Salary Savings Program

Statements of Net Assets Available for Benefits (continued)

	December 31
	2010	2009
Assets (continued)
Notes receivable – participant loans	$42,098,324	$33,773,406
Contributions receivable	11,838,716	—
Accrued income	82,227	195,897

Total assets at fair value	1,918,922,502	1,596,060,339

Liabilities
Other liabilities	1,870,343	1,418,056

Net assets at fair value	1,917,052,159	1,594,642,283

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(877,904)

Net assets available for benefits	$1,917,052,159	$1,593,764,379

See accompanying notes to financial statements.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions
Contributions:
Participants	$104,171,184	$103,259,115
Employer	83,172,792	74,000,606
Rollovers	6,622,356	4,499,034

Total contributions	193,966,332	181,758,755

Receipt from Fair Fund settlement	6,566,198	—
Transfer in	402,136	68,519,984
Net appreciation in fair value of investments	209,156,180	272,963,045
Interest and dividend income	3,439,120	6,278,066

Net investment income	219,563,634	347,761,095

Total additions, including net investment income	413,529,966	529,519,850

Deductions
Benefits paid	87,300,402	82,662,949
Administrative expenses	2,941,784	1,531,229

Total deductions	90,242,186	84,194,178

Net increase	323,287,780	445,325,672

Net assets available for benefits at beginning of year	1,593,764,379	1,148,438,707

Net assets available for benefits at end of year	$1,917,052,159	$1,593,764,379

See accompanying notes to financial statements.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company, is the Investment Manager of the State Street Bank and Trust Company Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. ING is the participant record keeper for the Plan.

All State Street employees and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll

Contributions

Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

State Street provides for contributions (Matching Contributions) to the Plan in amounts equal to 100% of the first 6% of the employee’s tax-deferred contributions or Roth after-tax contributions.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In 2008, State Street implemented a Supplemental Performance Based Contribution in addition to the Matching Contributions. This Performance Based Contribution is discretionary based on State Street’s financial performance, up to a maximum of 5% employee’s base pay earned. The Company did not achieve its goals in 2009 and therefore, no discretionary Performance Based Contribution was made. State Street achieved its performance goals in 2010 and elected to make a discretionary Performance Based Contribution to the Plan of $11,838,716. The Plan Sponsor’s recommended contribution was made in March, 2011 to eligible employees in the 401(k) Plans. This was recorded as a Contribution Receivable at December 31, 2010 and is included in the Employer’s Contributions in the Statement of Changes in Net Assets Available for Benefits.

All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.

Investment Options

Participant contributions and Employer contributions are allocated to various investment fund options at the participant’s direction. A wide range of investment choices, including various State Street Bank and Trust Company common and collective trust funds, a mutual fund, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP and with respect to Roth contributions to the SMBA Funds.

In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Employer contributions, discretionary Performance Based Contributions, if any, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Matching contributions and Performance Based contributions are 100% vested upon completion of one full year of employment with the Company except in the event of death, disability or retirement, in which case, Company contributions become fully vested.

Forfeitures

Upon termination of employment, participants forfeit their unvested balances. Forfeited balances of terminated participants’ unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. Unallocated forfeiture balances as of December 31, 2010 and 2009 were approximately $1,408,659 and $1,602,149, respectively. $660,000 of forfeiture money was used to pay Plan administrative expenses during 2010. No forfeiture money was used to reduce employer contribution expense or to pay Plan administrative expenses during 2009. Plan forfeitures are invested in the Plan’s Vanguard Prime Money Market Fund until the funds are otherwise allocated.

In-Service Withdrawals

The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources and any earnings)

•	Disability withdrawals (all sources and any earnings)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP (including earnings), Roth post-tax, rollover (including earnings) and employee pre-tax)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant’s account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant’s account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant’s termination.

Installment payments are also available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by State Street.

Plan Amendments and Other Investment Strategy Changes

During 2010, the following change occurred relative to the Plan:

•	The Plan was amended to include the optional provisions for participants in Military service as promulgated by the HEART ACT legislation.

During 2010, the following changes occurred relative to the Plan or the Plan’s investment strategies:

•

Principal Preservation Fund assets continued to transition into the Vanguard Prime Money Market Fund in accordance with State Street’s decision to reduce the number of stable value funds offered in the Plan. This process was completed by December 31, 2010. See Note 11 for further discussion of the Principal Preservation Fund.

•

The transition from securities lending funds to non-lending funds ceased in light of improved market conditions and State Street, as Plan Sponsor, made the decision to return to offering securities lending funds, where available.

During 2009, the following changes occurred relative to the Plan or the Plan’s investment strategies:

•

The Principal Preservation Fund was frozen to new contributions effective September 4, 2009 and the applicable Target Retirement Date Fund was established as the default investment for participants who failed to elect an alternative investment as of the freeze date.

•	Principal Preservation Fund assets transitioned into Vanguard Prime Money Market Fund over time, starting in September 2009.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•	The Plan Sponsor voted to terminate all Guaranteed Investment Contracts (GICS) held in the Principal Preservation Fund that will not incur an early termination penalty.

•

State Street acquired Investors Bank and Trust Company (IBT) in 2007. The Investors Bank & Trust Company Savings Plan merged into the Plan as of December 10, 2009. Total assets merged into the Plan amounted to $68,519,984. In 2010, the remaining IBT plan assets were transferred into the Plan.

•

In 2009, State Street was awarded an outsourcing contract relative to certain investment management operations for certain funds managed by an affiliate of Morgan Stanley. Employees of Morgan Stanley who became State Street employees were granted service credit with Morgan Stanley for the purpose of vesting in Matching and Performance Based Contributions under the Plan when they become eligible to participate in the Plan.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

During 2009, the Principal Preservation Fund (a Common and Collective Trust Fund managed by SSgA, also known as State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts) invested in fully benefit-responsive investment contracts. These investment contracts were recorded at fair value (Note 5); however, since these contracts were fully benefit-responsive, an adjustment was reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value was the relevant measurement attributable to fully benefit-responsive investment contracts because contract value was the amount participants would receive if they initiated permitted transactions under the terms of the Plan. The contract value represented contributions plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2010, the Principal Preservation Fund is no longer investing in fully benefit-responsive investment contracts.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (ASU) No.2010-25, Plan Accounting–Defined Contribution Pension Plans Reporting Loans to Participants. This changed the classification of participant loans from being classified as an Investment to Notes Receivable. The classification of participant loans as Notes Receivable from participants acknowledges that participant loans are unique from other investments, in that a participant obtaining such a loan essentially borrows against its own individual vested benefit balance. It is more meaningful to measure participant loans at their unpaid principal balance plus any accrued but unpaid interest, rather than at fair value. As such, the Plan is now carrying participant loans at the amount of unpaid principal balance plus accrued but unpaid interest at the reporting date.

In January 2010, the FASB issued ASU No.2010-06, Fair Value Measurements and Disclosures (ASC Topic 820) - Improving Disclosures about Fair Value Measurements. The amendment requires new disclosures for significant transfers of financial assets and liabilities into and out of level 1 and level 2 of the prescribed valuation hierarchy, and requires the disaggregation of information about purchases, sales, issuances and settlements for financial assets and liabilities categorized in level 3 of the valuation hierarchy. The amendment also provides several clarifications with respect to disclosures about valuation techniques and inputs. The requirement to disclose disaggregated information about purchases, sales, issuances and settlements for financial assets and liabilities categorized in level 3 of the valuation hierarchy was deferred, with respect to the Plan, to January 1, 2011.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

State Street Salary Savings Program

Notes to Financial Statements (continued)

3. Investments

During the year ended December 31, 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31
	2010	2009
Common and Collective Trust Funds	$193,194,869	$242,369,060
Self Managed Brokerage Accounts	3,494,116	5,833,178
State Street Corporation – common stock	12,467,195	24,760,807

Net appreciation in fair value of investments	$209,156,180	$272,963,045

In 2008, SSgA placed restrictions on the amount of redemptions that could be made by or directed by the Plan Sponsors relative to Plan investments in certain securities lending funds. In December 2009, the Plan Sponsor made the decision to migrate, over time, participant investment funds from investment funds that participate in securities lending to investments funds that do not participate in securities lending funds. The process for accomplishing this migration to non-securities lending funds was completed through the development of unitized funds which combine the returns of the existing securities lending funds and their non-lending counterparts to the extent allowed by SSgA as the investment manager of the common and collective trust investment funds. An initial transfer of 40% of assets in each security lending fund (the maximum allowable under by SSgA as the investment manager of these funds) to a newly formed non-lending fund equivalent occurred on December 16, 2009. Beginning in January 2010, subsequent transfers of 4% of the assets in each securities lending fund to their non-lending equivalents occurred monthly. New contributions were directed to the non-lending funds through December 2010.

On December 20, 2010, the Plan Sponsor made the decision to direct new contributions from investment funds that do not participate in securities lending to securities lending funds.

4. Fair Fund Settlement

The Plan received $6,566,198 from the Fair Fund settlement between State Street, the Securities and Exchange Commission (SEC), the Massachusetts Attorney General and the Massachusetts Securities Division of the Office of the Secretary of State to resolve their investigations into losses incurred by, and disclosures made with respect to, certain active fixed-income strategies managed by SSgA. The amount of the settlement was based on the Salary Saving Program’s investment losses in the Daily Bond Market Fund in and around the third quarter of 2007. This money was allocated in 2010 to plan participants based on an allocation methodology approved by the Plan Sponsor.

State Street Salary Savings Program

Notes to Financial Statements (continued)

5. Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2	Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly , for substantially the full term of the asset or liability. Level 2 inputs include the following :

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in non-active markets;

•	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

•

Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as level 2 primarily comprise Common and Collective Trust Funds.

Level 3	Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. There are no level 3 securities at December 31, 2010 or 2009.

State Street Salary Savings Program

Notes to Financial Statements (continued)

5. Fair Value Measurement (continued)

Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:

Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds. SSgA, as investment manager of the common and collective trust funds, determines the net asset value per unit of the respective funds.

Common Stocks and U.S. Government and Agency Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.

Corporate Bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$1,415,506,486	$—	$1,415,506,486
Common stocks	211,442,932	—	—	211,442,932
Mutual funds	205,423,647	—	—	205,423,647
Self managed brokerage accounts:
Common stocks	19,418,154	—	—	19,418,154
Mutual funds	12,981,200	—	—	12,981,200
Others (warrants or rights, government securities, bonds etc)	130,816	—	—	130,816

Total assets at fair value	$449,396,749	$1,415,506,486	$—	$1,864,903,235

State Street Salary Savings Program

Notes to Financial Statements (continued)

5. Fair Value Measurement (continued)

Note: no significant transfers of financial assets or liabilities between levels 1 and 2 occurred during 2010.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$1,142,110,465	$—	$1,142,110,465
Common stocks	210,876,977	—	—	210,876,977
Mutual funds	180,490,213	—	—	180,490,213
Self managed brokerage accounts:
Common stocks	16,819,355	—	—	16,819,355
Mutual funds	11,601,917	—	—	11,601,917
Others (warrants or rights, government securities, bonds etc)	192,109	—	—	192,109

Total assets at fair value	$419,980,571	$1,142,110,465	$—	$1,562,091,036

6. Transactions and Agreements with Parties-in-Interest

The Plan holds units of State Street Bank and Trust Company Common and Collective Trust Funds managed by SSgA, a related party of State Street. The Plan also invests in the common stock of State Street. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2010 and 2009, the Plan received $186,854 and $271,665, respectively, of common stock dividends from State Street.

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

State Street Salary Savings Program

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 30, 2009 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.

9. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$1,917,052,159	$1,593,764,379
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	877,904

Net assets available for benefits per the Form 5500	$1,917,052,159	$1,594,642,283

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$87,300,402
Change in amounts allocated to withdrawing participants	(113,803)

Benefits paid to participants per the Form 5500	$87,186,599

State Street Salary Savings Program

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10. Legal Matter

Two participants in the Plan have filed class action complaints purportedly on behalf of participants and beneficiaries who invested in the Plan’s State Street stock investment option. Those complaints were filed in May 2009 and February 2010. The complaints are against the Plan Sponsor as well as certain named individuals and allege violations of the federal securities laws and ERISA. The Plan Sponsor and the individual defendants intend to defend themselves vigorously against these claims. Although both lawsuits are still active, the Plan Sponsor does not believe that the ultimate resolution of these claims will have a material effect on the Plan’s financial statements.

11. Subsequent Events

The Plan has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued.

Effective January 15, 2011, the 30% limit on all mutual fund and individual equity investments in the Self Managed Account was lifted, so that a participant may invest up to 100% of his or her pre-tax account balance directly into individual stocks (other than State Street Corporation Stock), bonds, mutual funds and other securities offered through the Self Managed Account. As of December 31, 2010, the Principal Preservation Fund became 100% invested in the Vanguard Prime Money Market Fund. Assets will be relabeled and/or merged into existing Vanguard positions in participant accounts by July 1, 2011.

SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program

EIN No.: 04-2456637    Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts*:
Daily EAFE Securities Lending Fund	3,686,013 units of participation	$70,583,461
Daily EAFE Non – Securities Lending Fund	7,506,640 units of participation	102,533,191
Russell 1000 Value Index Securities Lending Series Fund	3,385,151 units of participation	54,345,214
Russell 1000 Value Index Non-Lending Series Fund	7,009,019 units of participation	81,178,461
S&P 500 Flagship Securities Lending Series Fund	270,997 units of participation	70,742,846
S&P 500 Flagship Non-Lending Series Fund	5,137,384 units of participation	108,814,923
S&P Midcap Index Non-Lending Series Fund	5,005,251 units of participation	169,137,430
Russell 2000 Index Securities Lending Series Fund	1,967,736 units of participation	53,532,253
Russell 2000 Index Non-Lending Series Fund	3,697,289 units of participation	87,126,611
Russell 1000 Growth Index Securities Lending Series Fund	5,301,322 units of participation	49,000,121
Russell 1000 Growth Index Non-Lending Series Fund	6,358,334 units of participation	74,977,469
Principal Preservation Fund in Vanguard Prime Money Market Fund	81,079,653 units of participation	81,079,653
Passive Bond Market Index Securities Lending Series Fund	1,138,671 units of participation	25,071,263
Passive Bond Market Index Non-Lending Series Fund	3,964,188 units of participation	44,299,799
SSgA Target Retirement 2025 Securities Lending Series Fund	1,631,376 units of participation	19,452,529
SSgA Target Retirement 2025 Non-Lending Series Fund	2,963,870 units of participation	35,151,496
SSgA Target Retirement 2030 Securities Lending Series Fund	1,575,193 units of participation	21,005,198
SSgA Target Retirement 2030 Non-Lending Series Fund	2,795,756 units of participation	39,095,850
SSgA Target Retirement 2035 Securities Lending Series Fund	1,766,688 units of participation	20,604,879
SSgA Target Retirement 2035 Non-Lending Series Fund	3,081,121 units of participation	37,105,945
SSgA Target Retirement 2020 Securities Lending Series Fund	1,119,691 units of participation	15,001,620
SSgA Target Retirement 2020 Non-Lending Series Fund	1,839,419 units of participation	24,881,827
SSgA Target Retirement 2040 Securities Lending Series Fund	1,228,943 units of participation	16,584,590
SSgA Target Retirement 2040 Non-Lending Series Fund	2,206,333 units of participation	31,358,616
SSgA Target Retirement 2015 Securities Lending Series Fund	676,330 units of participation	8,166,682
SSgA Target Retirement 2015 Non-Lending Series Fund	1,269,504 units of participation	14,770,673
SSgA Target Retirement 2045 Securities Lending Series Fund	1,133,451 units of participation	13,458,597
SSgA Target Retirement 2045 Non-Lending Series Fund	2,109,159 units of participation	25,457,548

State Street Salary Savings Program

EIN No.: 04-2456637    Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts* (continued):
SSgA Target Retirement 2010 Securities Lending Series Fund	400,115 units of participation	$5,314,330
SSgA Target Retirement 2010 Non-Lending Series Fund	724,373 units of participation	9,259,666
SSgA Target Retirement Income Securities Lending Series Fund	318,601 units of participation	4,179,408
SSgA Target Retirement Income Non-Lending Series Fund	496,629 units of participation	6,044,967
SSgA Target Retirement 2050 Securities Lending Series Fund	668,310 units of participation	6,457,209
SSgA Target Retirement 2050 Non-Lending Series Fund	1,243,100 units of participation	14,840,128
World Government Bond Ex-U.S. Index Securities Lending Fund	191,286 units of participation	3,683,019
World Government Bond Ex-U.S. Index Non-Lending Fund	710,762 units of participation	7,589,515
Daily Emerging Markets Index Non-Lending Series Fund	1,530,763 units of participation	43,586,946
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	4,562,860 units of participation	211,442,932
Yield Enhanced Short Term Investment Fund	1,112,206 units of participation	1,112,206
Self Managed Brokerage Accounts		32,530,170
Vanguard Prime Money Market Fund	124,343,994 units of participation	124,343,994

Total investments		$1,864,903,235

Participant loans*	4.00% to 11.50%	42,098,324

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 20, 2011	By:	/s/ James J. Malerba
James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit 23        Consent of Independent Registered Public Accounting Firm